Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-181377

Supplementing the Preliminary Prospectus Supplement dated

March 2, 2015 (To Prospectus dated May 14, 2012)

€600,000,000

Kellogg Company

1.250% Senior Notes due 2025

Pricing Term Sheet

March 2, 2015

Issuer:	Kellogg Company

Anticipated Ratings*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Negative Outlook) (Moody’s / S&P / Fitch)

Rank:	Senior, Unsecured

Principal Amount:	€600,000,000

Offering Format:	SEC Registered

Maturity Date:	March 10, 2025

Coupon (Interest Rate):	1.250%

Listing:	Kellogg Company intends to apply to list the notes on The New York Stock Exchange under the symbol “K 25”

Price to Public:	99.953%

Yield to Maturity:	1.255%

Spread to Benchmark Bund:	+91.6 bps

Benchmark Bund:	0.500% due February 15, 2025

Benchmark Bund Price and Yield:	101.57; 0.339%

Spread to Mid Swaps:	+57 bps

Mid Swaps Yield:	0.685%

Interest Payment Dates:	Annually on March 10, commencing March 10, 2016 (Note: First coupon payment will be long)

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	At any time at a discount rate of Comparable Government Bond Rate plus 15 basis points, plus accrued and unpaid interest to the redemption date

Trade Date:	March 2, 2015

Settlement Date:	March 9, 2015 (T+5)

Change of Control Offer to Purchase:	If Kellogg Company experiences a Change of Control Repurchase Event, it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN/Common Code/ CUSIP:	XS1199356954 / 0119935695 /487836 BN7

Joint Book-Running Managers:	HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc toll free at 1-866-811-8049; J.P. Morgan Securities plc toll free at +44-207-134-2468; or Merrill Lynch International toll free at 1-800-294-1322.

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